                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 5)


                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 26, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)



                               (Page 1 of 5 Pages)

                                     13D
CUSIP NO. 749941 10 0                                          Page 2 of 5 Pages


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TRW Inc. ("TRW"), I.D. #34-0575430

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) ___
                                                                                                  (b) ___

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         WC, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      ____

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio

      NUMBER OF       7     SOLE VOTING POWER                                                9,977,474
       SHARES                                                                           ----------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY                                                                          ----------------------
       EACH           9     SOLE DISPOSITIVE POWER                                           9,977,474
     REPORTING                                                                          ----------------------
    PERSON WITH       10    SHARED DISPOSITIVE POWER
                                                                                        ----------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,977,474

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.5 percent

  14     TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

This Amendment No. 5 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999 and Amendment No. 4 on Schedule 13D filed on April 29, 1999 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale, in the aggregate, of 470,500 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades between April 29, 1999 and May 28, 1999, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraph at the conclusion of the second paragraph thereof:

         "In conjunction with its recently announced debt reduction efforts, TRW ultimately intends to reduce its percentage of ownership to approximately 20 percent of the outstanding shares, selling up to 2,000,000 additional shares of Common Stock in RFMD over the course of the next six to twelve months, as the market permits. TRW's sale of the Common Stock is solely in furtherance of its own debt reduction efforts and is not the result of any changes or contemplated changes in its continuing strategic alliance with RFMD."

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are amended in their entirety by the following:

         (a) TRW beneficially owns 9,977,474 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 25.5 percent of the 39,192,134 shares of Common Stock outstanding as of January 28, 1999, as adjusted for a stock split effected on March 31, 1999. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 9,977,474 shares.

Paragraph (c) of Item 5 of the Schedule 13D is amended (i) by changing the phrase "of less than one percent" in the last line of each of the first four paragraphs of paragraph (c) to "of less than one-tenth of one percent" and (ii) by adding the following immediately prior to the last paragraph of paragraph
(c):

              "On April 29, 1999, TRW sold an additional 10,000 shares of Common Stock of RFMD in a single trade for a price of $55.00 per share, before deducting selling commissions of less than one-tenth of one percent.

                               (Page 3 of 5 Pages)

              On April 30, 1999, TRW sold an additional 72,500 shares of Common Stock of RFMD in six different trades of 20,000 shares, 17,500 shares, 2,500 shares, 17,500 shares, 12,500 shares and 2,500 shares each, for prices equal to $55.50, $55.00, $55.0625, $56.00, $56.0625 and $55.375 per share, respectively, before deducting selling commissions of less than one-tenth of one percent.

              On May 3, 1999, TRW sold an additional 47,500 shares of Common Stock of RFMD in five different trades of 15,000 shares, 12,000 shares, 16,500 shares, 2,500 shares and 1,500 shares each, for prices equal to $55.375, $55.4375, $56.00, $56.25 and $57.00 per share, respectively, before deducting selling commissions of less than one-tenth of one percent.

              On May 4, 1999, TRW sold an additional 16,000 shares of Common Stock of RFMD in three different trades of 1,000 shares, 12,500 shares and 2,500 shares each, for prices equal to $55.00, $55.625 and $55.6875 per share, respectively, before deducting selling commissions of less than one-tenth of one percent.

              On May 12, 1999, TRW sold an additional 130,000 shares of Common Stock of RFMD in nine different trades of 15,000 shares, 20,000 shares, 14,500 shares, 30,000 shares, 5,000 shares, 5,000 shares, 5,000 shares, 30,500 shares and 5,000 shares each, for prices equal to $55.875, $55.25, $55.0625, $56.625,
$55.1875, $56.25, $55.9375, $55.00 and $56.375 per share, respectively, before deducting selling commissions of less than one-tenth of one percent.

              On May 13, 1999, TRW sold an additional 54,000 shares of Common Stock of RFMD in ten different trades of 6,000 shares, 1,000 shares, 1,000 shares, 6,000 shares, 5,000 shares, 25,000 shares, 2,500 shares, 2,500 shares, 2,500 shares and 2,500 shares each, for prices equal to $55.00, $56.5625, $56.50, $55.1875, $55.125, $55.0625, $56.6875, $57.125, $57.0625 and $57.00 per
share, respectively, before deducting selling commissions of less than one-tenth of one percent.

              On May 19, 1999, TRW sold an additional 12,500 shares of Common Stock of RFMD in a single trade for a price equal to $49.05 per share, before deducting selling commissions of one-tenth of one percent.

              On May 24, 1999, TRW sold an additional 38,000 shares of Common Stock of RFMD in five different trades of 20,500 shares, 5,000 shares, 1,500 shares, 5,000 shares and 6,000 shares each, for prices equal to $40.00, $40.0625, $40.625, $42.00 and $42.1875 per share, respectively, before deducting selling commissions of one-tenth of one percent.

              On May 26, 1999, TRW sold an additional 50,000 shares of Common Stock of RFMD in six different trades of 13,000 shares, 20,000 shares, 1,000 shares, 1,000 shares, 3,750 shares and 11,250 shares each, for prices equal to $43.50, $42.75, $42.50, $41.00, $40.0625 and $40.00 per share, respectively, before deducting selling commissions of one-tenth of one percent.

              On May 27, 1999, TRW sold an additional 20,000 shares of Common Stock of RFMD in three different trades of 17,500 shares, 500 shares and 2,000 shares each, for prices equal to $40.00, $40.25 and $40.0625 per share, respectively, before deducting selling commissions of one-tenth of one percent.

              On May 28, 1999, TRW sold an additional 20,000 shares of Common Stock of RFMD in three different trades of 10,000 shares, 5,000 shares and 5,000 shares each, for prices equal to $42.3125, $42.125 and $42.00 per share, respectively, before deducting selling commissions of one-tenth of one percent."


                               (Page 4 of 5 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999

                                      TRW INC.

                                      By:  /s/ William B. Lawrence
                                           ------------------------------
                                           William B. Lawrence
                                           Executive Vice President,
                                           General Counsel and Secretary





                               (Page 5 of 5 Pages)